COMMENTS RECEIVED ON 03/08/2019

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 457

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.014% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, 2022. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff requests we revise the language in the footnote regarding recouping during the fiscal year to add “current” before the underlined disclosure.

R:

Based on the updated expense information in the fund’s fee table, the footnote is not applicable and will be removed.  However, for purposes of future prospectus filings, the footnote will be revised as follows:

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.014% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, 2022. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Bloomberg Barclays U.S. Aggregate Bond Index using a smaller number of securities.”

C:

The Staff requests we describe the maturity policy of the index.

R:

We are not aware of a requirement to disclose the maturity policy of a third party index. We believe the description provided for the fund’s Bloomberg Barclays (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe how the components of the index are weighted, describe the rebalance and reconstitution process, including frequency, and disclose the approximate number of index constituents.

R:

We are not aware of a requirement to disclose the methodology of a third party index or details surrounding its components, which may fluctuate, or its rebalancing and reconstitution process. We believe the description provided for the fund’s Bloomberg Barclays (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

6.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding strategy for foreign exposure in the “Principal Investment Strategies” section.

R:

The fund does not have a principal strategy of making foreign investments. However, the securities in which the fund invests may be backed by foreign entities providing credit support. As a result, the fund may be exposed to risks associated with adverse political, regulatory, market, or economic developments in foreign countries because of the credit support related to these foreign entities, and we believe that this risk should be disclosed. Accordingly, we have not modified our disclosure.

7.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

8.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

9.

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

The fund believes that the risks associated with investing in derivatives are described in “Issuer‐Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

The Staff questions whether the fund and index currently concentrates in any industry and, if so, requests we disclose here and add corresponding risks.

R:

Based on the publicly available information on the fund’s underlying index, the identified index is not currently concentrated in any single industry. Accordingly, we have not modified the disclosure.

11.

“Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.